INX Inc. 6401 Southwest Freeway Houston, Texas 77074

July 13, 2009

Securities and Exchange Commission
Washington D.C. 20549

Attn:	Ms. Kathleen Collins
Accounting Branch Chief

Re:	INX Inc.
Form 10-K for Fiscal Year ended December 31, 2008 filed March 10, 2009

File No. 1-31949

VIA:  Edgar Filing

Dear Ms. Collins:

On June 29, 2009, INX Inc. (the “Company” or “INX”) received the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) to the Company’s above referenced Form 10-K.  The Company’s responses are shown below, following the SEC comment.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of
Operations

Results of Operations, page 36

Comment 1:

We note throughout your General and Overview MD&A discussions that the mix of products and services sold has a significant influence on the Company’s revenue and gross profit margins. In this regard, we note your disclosures on page 31 where you list the various factors that affect the gross margins on the Company’s product sales and service revenues. Please explain further what impact these factors had on the Company’s actual gross profit margins in fiscal 2008 compared to fiscal 2007 and fiscal 2007 compared to fiscal 2006. For instance, tell us how the utilization of technical engineering services versus managed support and hosting services impacted your gross profit margins on service revenues and explain how the mix of products sold, new customer transactions and large competitively bid sales transactions versus smaller less competitive transactions impacted your gross margins on product sales.  Further, tell us how you considered expanding your results of operations disclosures to more clearly explain the various factors that impacted the Company’s revenues and gross profit margins. We refer you to Section III.B.4 of SEC Release No. 33-8350.

Response to Comment 1:

The Company acknowledges the Staff’s comment regarding MD&A discussions and has considered the guidance in SEC Release No. 33-8350 (the “Release”) in its preparation of the MD&A for the year ended December 31, 2008.  The Release states “in deciding on the content of MD&A, companies should focus on material information and eliminate immaterial information that does not promote understanding of companies' financial condition, liquidity and capital resources, changes in financial condition and results of operations (both in the context of profit and loss and cash flows).” “Companies must identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance.”

The Company’s products gross margins increased from 17.6% to 17.8% and services gross margins increased from 28.6% to 28.8% in 2007 and 2008, respectively.  The overall change of 0.2% in gross margins is not material to our results of operations.  The change in utilization of technical engineering services was insignificant between 2007 and 2008.  Managed support services represented a relatively minor portion of services activity at 16.3% and 14.0% of total services revenue in 2007 and 2008, respectively.  The mix of product sold including new customers and the mix of large competitively bid sales transactions versus smaller less competitive transactions did not materially affect the products revenue and gross margins between years.  Due to the absence of material changes in the aforementioned factors during 2007 and 2008 and their immaterial effect on the results of operations, discussion of these factors was not considered to be warranted.

For the comparison of products and services gross margins in 2006 versus 2007, the Company specifically addressed in its MD&A discussion the change in utilization of technical engineering services between years and the effect of managed support services as they were factors impacting the variances between 2006 and 2007.  The mix of product sold including new customers and the mix of large competitively bid sales transactions versus smaller less competitive transactions were not factors materially affecting the variances between 2006 and 2007.

The Company will include in future filings specific reference to the effect of these factors when material to understanding our results of operations for the periods presented.

Critical Accounting Policies

Goodwill, page 46

Comment 2:

Please provide a more detailed discussion regarding the changes in your cash flow assumptions that lead to an impairment of goodwill (and long-lived assets), particularly, with regards to the Company’s recent acquisitions (AccessFlow and Select, Inc.). Also, tell us your consideration to provide enhanced disclosures in your critical accounting policies that more fully describe the estimates and assumptions used in your assessment and evaluation of goodwill and long-lived assets at December 31, 2008. In this respect, we have identified the following areas where we believe additional discussion would enhance your disclosures. Indicate how the reporting units are identified, the methodology used to determine the fair value of the reporting units and how goodwill is allocated to the reporting units. Describe how your analysis includes reconciling your market capitalization to the aggregate fair value of all your reporting units. In addition, enhanced disclosures that show the amount of goodwill allocated to each reporting unit would provide useful information to investors. Also, disclose the discount rates used in your goodwill valuation analysis and include a discussion of how changes in such rates could impact the outcome of your analysis. We refer you to Section V of SEC Release 33-8350.

Response to Comment 2:

The Company provides the following additional discussion on changes in our cash flow assumptions leading to an impairment of goodwill and long-lived assets at December 31, 2008:

As of December 31, 2008, our sales forecasts for 2009 and future periods decreased substantially from those generated at September 30, 2008 and prior.  During the fourth quarter of 2008 we experienced reduced customer order flow and field sales personnel reported substantially lower customer order expectations for the first half of 2009, which in turn impacted our sales expectations for the remainder of 2009 and 2010.  The reduced sales expectations translated into substantially reduced discounted cash flows for all reporting units, which corresponded to the substantial reduction in our market capitalization at December 31, 2008.  The Select, Inc. and AccessFlow, Inc. acquisitions were closed in August 2007 and June 2008, respectively.  The purchase price of acquisitions is based primarily on multiples of revenues and earnings which peaked for Select and AccessFlow during 2007 and the first half of 2008.  The resulting large goodwill and unamortized intangible asset balances caused the Select and AccessFlow acquisitions to be more sensitive to the large sales decreases forecast beginning January 2009 which significantly reduced the discounted cash flows computed as of December 31, 2008.

The Company acknowledges the Staff’s comment regarding additional disclosures relating to goodwill and the underlying assumptions and estimates used in our goodwill and long-lived asset impairment testing. We propose the following enhanced disclosure in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies. Set forth below is the proposed disclosure we intend to include in future Form 10-K filings.

Goodwill

We test our recorded goodwill annually for impairment as of the end of our fiscal year as well as whenever events or changes in circumstances indicate that the carrying value may not be recoverable, in accordance with FASB Statement No. 142, Goodwill and Other Intangibles Assets (“SFAS 142”). Circumstances that could trigger an interim impairment test include but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; unanticipated competition; loss of key personnel; the likelihood that a reporting unit or significant portion of a reporting unit will be sold or otherwise disposed; or results of testing for recoverability of a significant asset group within a reporting unit.

The goodwill impairment test consists of a two-step process.  Step 1 of the impairment test involves comparing the fair values of the applicable reporting units with their carrying values, including goodwill. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, we perform Step 2 of the goodwill impairment test to determine the amount of impairment loss. Step 2 of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit’s goodwill against the carrying value of that goodwill. In performing the first step of the impairment test, we reconcile the aggregate estimated fair value of our reporting units to our market capitalization (together with an implied control premium).

SFAS 142 requires the testing of goodwill for impairment be performed at a level referred to as a reporting unit. We currently have twelve reporting units based primarily on our geographical regions, of which eleven reporting units have goodwill assigned.  Goodwill is assigned based on (1) goodwill incurred in the purchase of the reporting unit and (2) goodwill allocated to reporting units existing at the time of an acquisition and directly benefiting from the business combination.

To estimate the fair value of our reporting units, we use the income approach and the market approach.  Once the fair value of each reporting unit is determined under each valuation method, we apply a weighting of 90% to the income approach and 10% to the market approach. We place greater reliance on the income approach because we believe the discounted cash flow projections are a more reliable methodology.

The income approach is based on a discounted cash flow analysis (“DCF”) and calculates the fair value by estimating the after-tax cash flows attributable to a reporting unit and then discounting the after-tax cash flows to a present value using a risk-adjusted discount rate. Assumptions used in the DCF require the exercise of significant judgment, including judgment about appropriate discount rates and terminal values, growth rates, and the amount and timing of expected future cash flows. The forecasted cash flows are based on our most recent budget and for years beyond the budget, the estimates are based on assumed growth rates. We believe the assumptions are consistent with the plans and estimates used to manage the underlying businesses. The discount rates, which are intended to reflect the risks inherent in future cash flow projections, used in the DCF are based on estimates of the weighted-average cost of capital (“WACC”) of a market participant relative to each respective reporting unit. Such estimates are derived from our analysis of peer companies and considered the industry weighted average return on debt and equity from a market participant perspective for its reporting units.  Specific assumptions used were as follows:

	December 31, 2008	December 31, 2007
Weighted average cost of capital	28.4 - 28.7%	21.7 – 25.1%
Compound annual revenue growth rate for five years	(9.9) - 32.7%	13.8 – 22.1%
Terminal year stable growth rate	3.5 – 4.0%	4.0%

The market approach considers comparable market data based on multiples of revenue, gross profit, earnings before taxes, depreciation and amortization (“EBITDA”), and net income. We believe the assumptions used to determine the fair value of our respective reporting units are reasonable. If different assumptions were used, particularly with respect to forecasted cash flows, WACCs, or market multiples, different estimates of fair value may result and there could be the potential that an impairment charge could result. Actual operating results and the related cash flows of the reporting units could differ from the estimated operating results and related cash flows. The valuation multiples calculated were:

	December 31, 2008	December 31, 2007
MVIC/Revenues	0.17x	N/A
MVIC/Gross profit	0.83x	1.1x
MVIC/EBITDA	4.75x	12.5x
Market cap/Net income	10.23x	16.2x

The 2008 impairment charges for the reporting units are primarily attributable to the assumption of higher discount rates and lower projected future cash flows as compared to those used in the annual impairment test performed in 2007. The higher discount rates for the three reporting units, which ranged from 28.4% to 28.7% compared to 21.7% to 25.1% used the previous year, reflect an increase in the risks inherent in the estimated future cash flows and the higher rate of return a market participant would require based on the current macro-economic environment.

For illustrative purposes, had the December 31, 2008 fair values of each reporting unit been lower by 10%, an additional goodwill impairment charge of $1,897 would have been recorded. We can provide no assurance that future goodwill impairments will not occur. Our goodwill balance was $12,751 as of December 31, 2008 and $16,603 at December 31, 2007. See Note 4 to our Consolidated Financial Statements included in this report for additional information about our goodwill.

Impairment of Long-Lived Assets

We record impairment losses on long-lived assets, such as amortizable intangible assets and property and equipment, when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets.  Evaluation of long-lived assets for impairment is performed at the asset group level, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.  Our asset group level corresponds to the same level as the reporting units used in our goodwill impairment testing.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows. page 56

Comment 3:

We note that you have recorded excess income tax benefits from share-based payment arrangements as a cash inflow from financing activities in fiscal years 2008 and 2007. Please tell us your consideration for separately presenting a corresponding cash outflow from operating activities for these excess tax benefits pursuant to paragraph 23.c of SFAS No. 95 and paragraph A96 of SFAS No.123R. In addition, please tell us where you have classified the excess tax benefit within your cash flows from operating activities in fiscal years 2008 and 2007 and, if applicable, why you believe that offsetting the excess tax benefits against changes in other operating cash flow activities is appropriate.

Response to Comment 3:

The Company recognizes a deferred tax asset for the deductible portion of stock-based compensation expense that management believes is more likely than not of being realized. When tax benefits from stock-based compensation arrangements are realized, the Company reflects the cash receipt as a cash inflow from operating activities through the change in “Other current and long-term liabilities” in its Consolidated Statements of Cash Flows. In accordance with paragraphs 19(e) and 23(c) of SFAS No. 95 and paragraph A96 of SFAS No. 123R, the Company presents the tax benefits from share-based payment arrangements that are in excess of the compensation cost recognized in the Company’s operating results as a cash outflow from operating activities through the change in “Other current and long-term liabilities” and a corresponding cash inflow from financing activities under the caption “Excess tax benefits from stock-based compensation” for each year presented. Furthermore, the Company determines the major classes of operating activities to separately disclose based on its assessment of paragraph 29 of SFAS No. 95 and believes its treatment of offsetting the excess tax benefits against changes in “Other current and long-term liabilities” is appropriate.  However, in light of the Staff's comments and in order to enhance our presentation, the Company will separately present a corresponding cash outflow from operating activities for excess tax benefits in future filings.

Notes to Consolidated Financial Statements

Note 11. Adoption of FASB Interpretation No. 48. Page 75

Comment 4:

We note your disclosures regarding FIN 48 on page 75. Please clarify whether you have any unrecognized tax benefits as of December 31, 2008. If so, please tell us how you considered the disclosures required by paragraph 21 of FIN 48.

Response to Comment 4:

The Company does not have any unrecognized tax benefits and, therefore, concluded that the disclosures in paragraph 21 of FIN 48 with respect to unrecognized tax benefits are not required. However, in light of the Staff's comments and in order to enhance our disclosure, the Company will state whether it has or does not have unrecognized tax benefits in future filings.

Item 9A(T). Controls and Procedures. page 83

Comment 5:

We note that the Company’s CEO and CFO have concluded that your “disclosure controls and procedures at December 31, 2008 were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and are designed to ensure that information required to be disclosed by us in these reports is accumulated and communicated to our management, as appropriate to allow timely decisions regarding required disclosures.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by you in these reports is accumulated and communicated to your management, as appropriate to allow timely decisions regarding required disclosures. See Exchange Act Rule 13a-15(e).

Response to Comment 5:

The Company’s CEO and CFO concluded that our disclosure controls and procedures at December 31, 2008 were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act were accumulated and communicated to our management, including the CEO and CFO, to allow timely decisions regarding required disclosure.  In future filings, if true, the Company will include disclosure as follows: Based on that evaluation, management has concluded that, our disclosure controls and procedures at (date) were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.  Our management has also concluded that our disclosure controls and procedures were effective at (date) to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Comment 6:

We note your statement that a “control system, no matter how well conceived and operated, can provide only reasonable and not absolute assurance that the objectives of the internal control system are met.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.A of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No, 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Response to Comment 6:

The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and our CEO and CFO concluded that our disclosure controls and procedures at December 31, 2008 were effective at that reasonable assurance level.  The Company will delete the second paragraph of Disclosure Controls and Procedures in future filings.

As requested, I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We believe that the above clearly and accurately responds to the Staff’s comments.  We look forward to working with the Staff to enhance our compliance with applicable disclosure requirements and to improve our overall disclosure.  Please contact me if you have any questions or need any further information.  Feel free to contact me via any of the below methods.

Sincerely,

/s/ James H. Long
James H. Long
Chief Executive Officer
and Chairman of the Board

Jim.Long@inxi.com
713.795.2301 (direct office)
713.795.2307 (fax)
713.412.0129 (cell)